SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-16665

(Check One)
|_| Form 10-K and Form 10-KSB       |_| Form 11-K
|_| Form 20-F     |X| Form 10-Q and Form 10-QSB   |_| Form N-SAR

      For period ended March 31, 2001

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition  Report on Form 11-K
|_| Transition  Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

      For the transition period ended ________________________________

      Read Attached  Instruction  Sheet Before  Preparing Form.  Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

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                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant        The Internet Advisory Corporation
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      Former name if applicable
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      Address of principal executive office  2455 East Sunrise Blvd.,  Suite 401
                                            ------------------------------------

      City, State and Zip Code   Fort Lauderdale, FL 33304
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                                     PART II
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10- KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant experienced unforseen delays in completing its March 31, 2001 financial statements. These financial statements have been completed by registrant but have only now been sent to registrant's accountant for review and comment. While registrant expects its accountant to provide its comments, if any, within the next few days, it does not expect to be able to file its Form 10-QSB by its due date. In all events however, registrant's Form 10-QSB will be filed within five calendar days of its due date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

      Adam S. Gottbetter, Esq.                     (212)         983-6900
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                                                 (Area Code) (Telephone Number)

      (2) Have all other periodic report required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                   |X| Yes           |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   |_| Yes           |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                        The Internet Advisory Corporation
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2001                           By: /s/ John Neilson
                                                 ----------------
                                             John Neilson, Secretary